UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at January 28, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: January 28, 2008

* Print the name and title of the signing officer under his signature.

  1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.rockwelldiamonds.com

ROCKWELL UPDATE IN RESPECT TO POWER OUTAGES AFFECTING
SOUTH AFRICA BUSINESS AND MINING OPERATIONS

January 28, 2008 Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") reports on the situation regarding power outages in South Africa and the impacts on its mining operations.

Recent press and news releases have highlighted the power outages that have taken place in South Africa since the start of 2008 as a consequence of load shedding procedures being implemented by ESKOM, the National electricity utility supplier.

In spite of the power outages affecting business and mining ventures in South Africa, the Company's mining operations at Wouterspan, Holpan and Klipdam continue to operate, although with interruptions, and management has moved rapidly to conduct an operational review of the situation and implement remedial actions to mitigate the consequences of the power outages.

Since the Company resumed operations on January 7, 2008 after the mandated Christmas-New Year shutdown, mining and earth moving operations have continued at all Rockwell mine sites, and the following actions have been taken to mitigate the consequences of load shedding that has occurred since the start of the new year:

•Diesel generator sets belonging to the Company have been installed at the front-end gravel screening plants at the Wouterspan, Holpan and Klipdam operations to ensure that run-of-mine gravel screening to a size range of +2 -30 mm continues with minimal disruption. This has allowed the mining and screening of diamond bearing gravel to proceed, with the creation of large stockpiles of screened gravel at each of the Company's three operations.

• All scheduled and planned maintenance is being conducted during periods of power outages to reduce overall plant downtime.

•The Company is investigating the most effective options to provide back-up electricity supplies at its mining operations and has identified various local and foreign suppliers with whom it is in discussions in respect of price and delivery times to secure and purchase at least two high-voltage (e.g. 2.8 MVA 11 000 volt) generator sets, which will be installed at its Wouterspan and Holpan operations, respectively. Once installed, generators sets of this capacity will be capable of providing enough electrical power to operate the entire screening, treatment, and final diamond recovery sections of the metallurgical processing plants at the Wouterspan and Holpan sites, as well as maintain essential ancillary services (e.g. maintenance and repair facilities).

•Following the installation of 11 000 volt generators at Wouterspan and Holpan, the Company will have enough spare generator set capacity to also ensure that its Klipdam mine has sufficient back-up capacity to operate at optimal capacity. The Company is also investigating the benefits of placing an order for a third large generator set, which would be utilized as a back-up power source at new projects developed by the Company.

•As part of this operational review, the Makoenskloof bulk sampling operation has been placed on care and maintenance, pending detailed interpretation of the drilling data, 3D modelling, and associated in-depth analysis of grade, diamond size frequency, sales value and cost parameters by the Company's experts and an outside diamond consultant. The Makoenskloof bulk sampling program has, to date, reached a break-even point financially. The project is, however, sensitive to grade and cost parameters and given the current uncertainty of ESKOM power supply to this locality, management has deemed it prudent to place the project on care and maintenance, curtail unnecessary costs, and focus its efforts on its established mines.

•A back-up generator set has been installed at the Barkly West management and administration office to ensure that there is minimal impact on normal business activities of the Company and that computer functions, back-up servers, and CCTV monitoring systems remain operational.

•The current situation will undoubtedly have an impact on short term costs and production as detailed below, although an aggressive program to reduce operating costs and eliminate unnecessary expenses has been initiated at all of the Company's mines and operations.

Power outages have impacted most directly on the operations of the Company's metallurgical treatment plants and final recovery facilities at Wouterspan, Holpan and Klipdam. During the period January 7 to 25, 2008, power outages totalling 69 hours, 39 hours, and 39 hours were experienced at Wouterspan, Holpan and Klipdam, respectively. Following these power outages, lead times are required to bring each plant back to full operational capacity and, consequently, the overall downtime due to the outages is increased by a factor of about 1.5.

The overall impact of power outrages on production and operating costs since start-up of mining operations on January 7, 2008 are being evaluated for January 2008. Current indications are that the carat production target for the period January 7 to 31 will be some 30 - 40% below forecast.

Longer term cost impacts of running generator sets during power outages are being investigated in detail, though the actual consequences and costs of this will also depend on the extent to which load shedding will continue to be applied by ESKOM. Once an analysis of the impact of the power outages on January production and costs is established, and an analysis of the consequences of power generation by generator sets is complete, further information including costs, delivery dates and installation times will be released to shareholders.

President and CEO John Bristow noted that the power outages affecting South Africa are of obvious concern to the Company and the Management and Operations Teams have responded rapidly to mitigate the impacts of the black-outs. The Company has set in-place procedures which will help alleviate the consequences of the current and possible longer term impacts of load shedding on its mining operations. A risk analysis and response plan has been implemented and investors will be updated as data and information became available.

The Company's first tender of 2008, comprising approximately 1900 carats is also well underway. Initial indications are that demand for large, Rockwell-produced diamonds, is strong.

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds .com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.